170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 14, 2018

AND

MANAGEMENT INFORMATION CIRCULAR

DATED MAY 11, 2018

These materials are important and require your immediate attention. They require shareholders of Titan Medical Inc. (the “Corporation”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares of the Corporation, please contact Computershare Trust Company of Canada at (416) 263-9200.

TITAN MEDICAL INC.

170 University Avenue, Suite 1000
Toronto, Ontario, Canada
M5H 3B3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Titan Medical Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, Bay Adelaide Centre, East Tower, 22 Adelaide Street West, 34th Floor, Montreal/Ottawa Room, Toronto, Ontario M5H 4E3, on Thursday, June 14, 2018 at 1:30 p.m., Toronto time, for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2017, together with the report of the auditors thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to reappoint as auditors BDO Canada LLP, the incumbent auditors of the Corporation, and authorize the directors to fix the remuneration of the auditors;

4.	to confirm and approve the Corporation’s stock option plan;

5.	to consider, and if deemed advisable, approve the consolidation of the outstanding common shares of the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the information circular and form of proxy accompany this Notice.

Only shareholders of record as of May 10, 2018, the record date (the “Record Date”), are entitled to receive notice of the Meeting.

The directors have fixed 5:00 p.m. on June 12, 2018 or the second last business day before any adjournment of the Meeting as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada.

DATED the 11th day of May, 2018.

By Order of the Board

(signed) “David McNally”
Chief Executive Officer
Titan Medical Inc.

170 UNIVERSITY AVENUE, SUITE 1000, TORONTO, ONTARIO, CANADA M5H 3B3

MANAGEMENT INFORMATION CIRCULAR

Dated May 11, 2018

for the

Annual and Special Meeting of Shareholders

to be held on June 14, 2018

INFORMATION CIRCULAR

SCHEDULE “A” – Board of Directors Mandate

SCHEDULE “B” – Stock Option Plan

TITAN MEDICAL INC.
INFORMATION CIRCULAR
May 11, 2018

INTRODUCTION

This Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Titan Medical Inc. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the offices of Borden Ladner Gervais LLP, Bay Adelaide Centre, East Tower, 22 Adelaide Street West, 34th Floor, Montreal/Ottawa Room, Toronto, Ontario M5H 4E3 at 1:30 p.m. (Toronto time) on Thursday, June 14, 2018 at the place and for the purposes set forth in the accompanying Notice of Meeting. Except where otherwise indicated, this Circular contains information as of the close of business on May 11, 2018. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

FORWARD-LOOKING STATEMENTS

This Circular contains certain forward-looking statements with respect to the Corporation based on assumptions that management of the Corporation considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the resolutions or be considered to have been authorized by the Corporation or the Board of Directors (the “Board” or “Board of Directors”) of the Corporation.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities. This Circular also does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection with the Meeting.

GENERAL PROXY MATTERS

APPOINTMENT, TIME FOR DEPOSIT AND REVOCABILITY OF PROXY

Shareholders of the Corporation are either registered or non-registered. Registered shareholders typically hold shares of the Corporation in their own names because they have requested that their shares be registered in their names on the records of the Corporation rather than holding such shares through an intermediary (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans). Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

Only registered shareholders or duly appointed proxyholders will be permitted to vote at the Meeting. Non-registered shareholders may vote through a proxy or attend the Meeting to vote their own shares only if, before the Meeting, they communicate instructions to the intermediary or clearing agency that holds their shares. Instructions for voting through a proxy, appointing a proxyholder and attending the Meeting to vote are set out in this Circular.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Corporation through more than one intermediary or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholders are represented and voted at the meeting.

VOTING BY PROXY

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the two voting methods available: (1) use of the form of proxy or voting instruction form to be returned by mail, delivery or facsimile, or (2) use of the Internet voting procedure. By conveying voting instructions in one of the two ways, shareholders can participate in the Meeting through the person or persons named on the voting instruction form or form of proxy.

To convey voting instructions through any of the two methods available, a shareholder must locate the voting instruction form or form of proxy, one of which is included with the Circular in the package of Meeting materials sent to all shareholders. The voting instruction form is a white, computer scanable document with red squares marked “X” (the “voting instruction form”) and is sent to most non-registered shareholders. The form of proxy is a form headed “Form of Proxy” (the “form of proxy”) and it is sent to all registered shareholders and a small number of non-registered shareholders.

MAIL

A shareholder who elects to use the paper voting procedure should complete a voting instruction form or a form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the voting instruction form or form of proxy. Ensure that you date and sign the form at the bottom. Completed voting instruction forms should be returned to the relevant intermediary in the envelope provided and should be received by the cut-off date shown on the voting instruction form. Completed forms of proxy should be returned in the envelope provided to the Corporation’s transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 8th Floor, South Tower, Toronto, Ontario, M5J 2Y1 or by hand to: 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on June 12, 2018 (or the second last business day preceding any adjournment of the Meeting).

FAX

A shareholder who elects to use the facsimile voting procedure should complete a voting instruction form or a form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the voting instruction form or form of proxy. Ensure that you date and sign the form at the bottom. Completed voting instruction forms should be faxed to the relevant intermediary at the number provided and should be received by the cut-off date shown on the voting instruction form. Completed forms of proxy should be returned by fax to Computershare at 1-866-249-7775 no later than 5:00 p.m. (Toronto time) on June 12, 2018 (or the second last business day preceding any adjournment of the Meeting).

INTERNET

Shareholders may convey their voting instructions through the Internet. The relevant website address is set out on the voting instruction form and form of proxy. Follow the instructions given through the Internet to cast your vote. When instructed to enter your Web Voting ID Number, refer to your voting instruction form or your form of proxy. Votes conveyed by the Internet must be received no later than the cut-off time given on the voting instruction form or the form of proxy.

APPOINTING A PROXYHOLDER

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder. The persons named on the enclosed form of proxy as proxyholders to represent shareholders at the Meeting, being David McNally and John E. Barker, are directors and/or officers of the Corporation. A shareholder has the right to appoint a person or company instead of those named above to represent such shareholder at the Meeting. A non-registered shareholder who would like to attend the Meeting to vote must arrange with the intermediary to have himself or herself appointed as the proxyholder. To appoint a person or company instead of David McNally or John E. Barker as proxyholder, strike out the names on the voting instruction form or form of proxy and write the name of the person you would like to appoint as your proxyholder in the blank space provided. That person need not be a shareholder of the Corporation.

Non-registered shareholders appointing a proxyholder using a voting instruction form should fill in the rest of the form indicating a vote “for”, “against” or “withhold”, as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided or by facsimile by the cut-off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy. No person will be entitled to vote at the Meeting by presenting a voting instruction form.

Alternatively, any shareholder may use the Internet to appoint a proxyholder. To use this option, access the website address printed on the voting instruction form or form of proxy and follow the instructions set out on the website. Refer to the control number or holder account number and proxy access number printed on the voting instruction form or form of proxy when required to enter these numbers.

REVOCATION OF VOTING INSTRUCTIONS OR PROXIES

Voting instructions submitted by mail, facsimile or through the Internet using a voting instruction form will be revoked if the relevant intermediary receives new voting instructions before the close of business on June 12, 2018 (or the second last business day before any adjournment of the Meeting).

Proxies submitted by mail, facsimile or through the Internet using a form of proxy may be revoked by submitting a new proxy to Computershare before 5:00 p.m. (Toronto time) on June 12, 2018 or the second last business day before any adjournment of the Meeting. Alternatively, a shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing to such effect addressed to the attention of the Corporation’s Chief Financial Officer and executed by the shareholder or by the shareholder’s attorney authorized in writing. Such an instrument must be deposited at the registered office of the Corporation, located at 170 University Avenue, Suite 1000, Toronto, Ontario, M5H 3B3, before the close of business on June 12, 2018, or the second last business day before any adjournment of the Meeting. On the day of the Meeting or any adjournment thereof, a shareholder may revoke a proxy by depositing an instrument in writing to such effect with the chair of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.

In addition, a proxy may be revoked by any other manner permitted by law.

VOTING OF PROXIES

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors and for the appointment and remuneration of auditors as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 10, 2018, the Corporation had outstanding 419,888,311 common shares (“Common Shares”), each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on May 10, 2018 (the “Record Date”) are entitled to vote at the Meeting, except to the extent that a registered shareholder transfers any of such shareholder’s shares after May 10, 2018, and the transferee of such shares produces properly endorsed share certificates or otherwise establishes that such shareholder owns such shares and demands, not later than 10 days before the Meeting, that such shareholder’s name be included in the list of shareholders entitled to vote at the Meeting.

As at May 10, 2018, to the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over greater than 10% of the Common Shares of the Corporation.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The directors will place before the Meeting the financial statements for the year ended December 31, 2017 together with the auditors’ report thereon. The financial statements will have already been mailed to shareholders that have requested them and are also available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the Corporation’s website at www.titanmedicalinc.com. No vote by shareholders with respect to the financial statements is required or proposed to be taken.

All amounts are in U.S. dollars other than amounts based on share price values which are in Canadian dollars.

ELECTION OF DIRECTORS

The Corporation currently has five (5) directors, each of whom is being nominated for re-election at the Meeting. All directors are elected annually. Unless such authority is withheld, the person named in the enclosed form of proxy intends to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the by-law of the Corporation.

MAJORITY VOTING POLICY

The Board of Directors has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board of Directors. The Board of Directors shall make its final determination within 90 days after the date of the shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board of Directors.

NOMINEES FOR ELECTION AS DIRECTORS

The following table and the notes thereto set out the names of all the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at May 11, 2018 as well as information concerning committee membership:

Name and Place of Residence	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (1)
John E. Barker(2)(3)(4) Burlington, Ontario, Canada	Corporate Director Previously served as Senior Vice President, Finance, Chief Financial Officer and other senior executive positions at Zenon Environmental Inc.	2009	711,432
David J. McNally Salt Lake City, Utah, USA	President and Chief Executive Officer	2017	50,000
Stephen Randall Toronto, Ontario, Canada	Chief Financial Officer and Secretary	2017	357,307
John E. Schellhorn(2)(3)(4) Portsmouth, New Hampshire, USA	President and CEO of Global Kinetics Corporation	2017	8,826
Dr. Bruce Giles Wolff(2)(3)(4) Rochester, Minnesota, USA	Professor of Surgery, Mayo Clinic College of Medicine and Emeritus Chair of the Division of Colon & Rectal Surgery, Mayo Clinic (Medical)	2014	60,299

Notes:

(1)

The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee of the Corporation.
(3)	Member of the Compensation Committee of the Corporation.
(4)	Member of the Governance Committee of the Corporation.

Biographies of Director Nominees

The following are brief biographies of each of the nominees for director:

John E. Barker - Director

Mr. Barker is a finance professional with general management experience. Mr. Barker previously acted as the Senior Vice President of Finance, Chief Financial Officer and other senior executive positions at Zenon Environmental Inc., a Toronto Stock Exchange (“TSX”) listed company, from 2000 to 2006. He was responsible for managing the finance and information technology of over 35 subsidiary companies in 25 different countries. During his career, Mr. Barker has held senior positions in finance and operations as well as overseeing human resources, information technology and procurement. Mr. Barker currently sits as a director, Chair of the Board of Directors and Audit Committee Chair of Ecosynthetix Inc., a TSX listed company. Mr. Barker is a Fellow of the Chartered Professional Accountants of Canada and holds the FCMA designation.

David J. McNally – Director, President and Chief Executive Officer

Mr. McNally is the President and Chief Executive Officer of the Corporation. Mr. McNally joined Titan after serving as the founder, President, CEO and Chairman of the Board of Domain Surgical Inc., founded in 2009 and based in Salt Lake City, Utah. Mr. McNally brings substantial experience and extraordinary leadership skills with all facets of building innovative medical device companies including clinically-focused product design and development, capital formation, regulatory clearance, and commercialization. Mr. McNally earned an MBA from the University of Utah, holds a Bachelor of Science degree in Mechanical Engineering from Lafayette College, Easton, PA and is the co-inventor of more than 30 U.S. and international patents associated with ferromagnetic surgical devices and systems, electromagnetic and ultrasonic sensors and medical fluid delivery systems.

Stephen Randall – Director, Chief Financial Officer and Secretary

Mr. Randall is the Chief Financial Officer and Secretary of the Corporation. He joined the Corporation in March 2010. Previously, Mr. Randall served in senior financial roles with both private, publicly traded and start-up companies in the manufacturing, telecommunications and technology sectors. Mr. Randall holds the Canadian CPA, CGA designation as well as a Hon. B. Comm. and B.A.

John E. Schellhorn - Director

Mr. Schellhorn is a 32 year veteran of the medical technology industry, where he has held various senior management positions in the United States, Canada and Asia/Pacific. He is currently President and CEO of Global Kinetics Corporation, a Melbourne, Australia headquartered company commercializing the world’s first objective measurement technology for patients with Parkinson’s disease. From 2012 to 2016, he was President and CEO of Monteris Medical Inc., a Canadian neurosurgery company which employed the world’s first MTI compatible robot.

Bruce Giles Wolff – Director

Dr. Bruce Giles Wolff, M.D., is a Professor of Surgery at Mayo Clinic College of Medicine and Emeritus Chair of the Division of Colon & Rectal Surgery at Mayo Clinic in Rochester, Minnesota. Dr. Wolff has been a member of the Mayo Clinic’s Surgical Administrative Committee since 2006. Dr. Wolff is continuing his association with Mayo Clinic, on a reduced surgical schedule, and is the Executive Director for the American Board of Colon and Rectal Surgery. Dr. Wolff has written extensively on colon and rectal surgery issues in almost 300 articles for publications such as The American Journal of Surgery, the Canadian Journal of Surgery, the World Journal of Surgery, Mayo Clinic Proceedings, the America Surgeon, the Journal of Gastrointestinal Surgery, Diseases of the Colon & Rectum, Annals of Surgery and the British Journal of Surgery. Dr. Wolff received his M.D. from Duke University School of Medicine and interned and completed his residency at the New York Hospital Cornell Medical Centre. He received a fellowship from the Mayo Clinic in 1981-82 and since then he has taught and practiced medicine at the Mayo Clinic.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the persons nominated for election as directors at the Meeting: (a) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

To the knowledge of the Corporation, none of the persons nominated for election as directors at the Meeting, nor any personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Interest of Management and Others in Material Transactions

No proposed director of the Corporation or informed person, or any associate or affiliate of a proposed director of the Corporation or informed person has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction which has materially affected or will materially affect the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The Corporation had five Named Executive Officers in 2017, being:

(1)	David McNally, President and Chief Executive Officer
(2)	Stephen Randall, Chief Financial Officer and Secretary
(3)	Perry Genova, Senior Vice President, Research and Development
(4)	Curtis Jensen, Vice President, Quality and Regulatory Affairs, and
(5)	Chris Seibert, Vice President, Business Development

(collectively, the “Named Executive Officers” or “NEO”).

Compensation Discussion and Analysis

The Board of Directors is responsible for evaluating compensation for the President and Chief Executive Officer and the Chief Financial Officer and reviewing their salaries and any bonuses on an annual basis. The President and Chief Executive Officer and Chief Financial Officer are responsible for evaluating and reviewing the salaries and bonuses of all other employees and consultants of the Corporation. While the Board of Directors of the Corporation has not adopted a written policy concerning the compensation of Named Executive Officers, it has developed a consistent approach and philosophy relating to compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, reward the executives for their contribution to the overall success of the Corporation and integrate the longer term interests of the executives with the investment objectives of the Corporation’s shareholders.

As noted in the previous paragraph, the Corporation has five Named Executive Officers and places primary importance on the talent of these employees to manage and grow the Corporation. Based on the size of the Corporation and its relatively small number of employees, the Corporation’s executives are required to be multi-disciplined, self-reliant and highly experienced. In determining specific compensation amounts for the executive officers, the Board of Directors considers factors such as experience, individual performance, length of service, role in achieving corporate objectives, positive research and development results, stock price and compensation compared to other employment opportunities for executives.

The Corporation is an early-stage company engaged in the development and commercialization of robotic surgical technologies. As the Corporation is in the product development stage, it cannot rely on revenues from its operations to finance its activities and advance its goals. Consequently, the Corporation looks to raising the requisite capital to finance such activities through equity financings, which are influenced by the financial market’s assessment of the Corporation’s overall enterprise value and its prospects. These in turn are influenced, to a great extent, by the results of its research and development activities and progress in commercializing robotic surgical technologies. The contribution that each of the President and Chief Executive Officer and the Chief Financial Officer make to this endeavour, on a subjective analysis by the Compensation Committee and the Board of Directors at the end of each fiscal year, is the primary factor in determining aggregate compensation. In considering such contribution, the Board of Directors considers various factors, including, among other things, (i) the ongoing and progressive development of the Corporation’s robotic surgical technology; (ii) the identification and attainment of appropriate milestones that adequately reflect the ongoing development of the Corporation’s robotic surgical technology, (iii) the formation and development of key partnerships with leading academic and research organizations through which the Corporation’s products can be tested, and (iv) the recruitment, management and retention of qualified technical and other personnel, among other things.

Compensation for Named Executive Officers consists of base salary, cash bonuses and incentive stock options. In establishing compensation, the Corporation attempts to pay competitively in the aggregate as well as deliver an appropriate balance between annual compensation (base salary and cash bonuses) and option based compensation (incentive stock options).

The role of the Compensation Committee in recommending to the Board the compensation for Named Executive Officers is described under “Compensation Committee”.

The decisions in respect of each individual compensation element are taken into account in determining each of the other compensation elements to ensure a Named Executive Officer’s overall compensation is consistent with the objectives of the compensation program while considering that not all objectives are applicable to each Named Executive Officer.

In 2017, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) to serve as the Committee’s independent compensation consultant. Hugessen provides independent advice to the Compensation Committee with respect to executive and director compensation and relative governance matters. In 2017, Hugessen provided the following services to the Compensation Committee:

•	Completed a comprehensive review of executive and director pay levels;
•	Advised the Compensation Committee in developing a short-term and long-term incentive framework; and
•	Provided additional input and advice to the Compensation Committee, as requested.

The table below outlines fees paid to Hugessen in 2017:

Hugessen Consulting Inc.	2017 Fees (C$)
Executive Compensation Related Fees	$50,602
All Other Fees	Nil
Total	$50,602

The Compensation Committee did not follow a formal practice to consider the implications of the risks associated with the Corporation’s compensation policies and practices in 2017.

The Corporation has established a stock option plan for officers, directors, employees and service providers of the Corporation, prepared in compliance with the requirements of the TSX, which is administered by the Board of Directors. The purpose of the Corporation’s stock option plan is to advance the interests of the Corporation by closely aligning the participants’ personal interests with those of the Corporation’s shareholders generally. Subject to the provisions of the stock option plan, the Board of Directors determines and designates from time to time the optionees to whom options are to be granted, the number of Common Shares to be optioned and the other terms and conditions of the stock option grant. The Board of Directors considers factors such as individual performance, the significance of individual contribution to the success of the Corporation, experience, and length of service in determining the amounts of options awarded.

Compensation Committee

The awarding of annual bonus and option-based awards is subject to the discretion of the Compensation Committee and Board of Directors, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Corporation for certain executives and other personnel, including option-based awards, is low compared to comparable companies, the Compensation Committee may determine to grant option-based awards to assist the Corporation in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board of Directors also have the discretion to adjust the weightings assigned to objectives for executives, including the President and Chief Executive Officer, and award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. In exercising its discretion, the Compensation Committee and Board of Directors may also consider, among other factors, risk management and regulatory compliance, the performance of executive officers in managing risk and whether payment of the incentive compensation might present or give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation and the management of those risks.

In assessing the general competitiveness of the compensation of the Corporation’s Named Executive Officers, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group of publicly listed companies and reviews benchmark data composed of the group’s executive compensation data for matching positions. The peer group consists of the following comparable technology companies:

Compensation Peer Group

Corindus Vascular Robotics, Inc.	Bovie Medical Corporationa

Neovasc Inc.	Profound Medical Corp.

Misonix, Inc.	Ekso Bionics Holdings, Inc.

IRadimed Corporation	MRI Interventions, Inc.

Microbot Medical Inc.	ReWalk Robotics Ltd.

BIOLASE, Inc.	Medigus Ltd.

TransEnterix, Inc.

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board of Directors and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

Performance Graph

The Common Shares of the Corporation are listed on the TSX and also trade on the OTCQB. The following graph illustrates the Corporation’s cumulative shareholder return over the five most recently completed financial years, as measured by the closing price of the Common Shares at the end of the financial years ended December 31, 2013, 2014, 2015, 2016 and 2017, assuming an initial investment of CDN$100 on December 31, 2012, compared to the closing price of the S&P/TSX Composite Index over the same period.

The following table shows the value of CDN$100 invested in Common Shares on December 31, 2012 compared to CDN$100 invested in the S&P/TSX Composite Index*:

	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17
Titan Medical Inc.	100	79.17	116.67	86.67	26.67	31.67
S&P/TSX Composite Index	100	108.68	116.75	103.80	121.97	129.33

*All amounts in Canadian $.

The compensation paid by the Corporation to its Named Executive Officers in 2017 was not based in whole or in part on the trading price of the Common Shares in 2017 and does not compare to the trends in such trading price or the above market indices.

Summary Compensation Table

The following table and the notes thereto sets forth information concerning annual total compensation for each Named Executive Officer in 2017, in respect of the fiscal years ended December 31, 2017, 2016, and 2015. All amounts in the table below and the notes thereunder are stated in Titan’s functional and presentation currency, which is U.S. dollars. The exercise prices of options are presented in Canadian currency as they are exercisable in Canadian dollars. Canadian employees are compensated in Canadian dollars. For reporting purposes, the Canadian dollar amount is translated to U.S. dollars using the noon exchange rate, as quoted by the Bank of Canada, on the payroll date.

Name and principal position	Year Ended Dec. 31	Salary (U.S.$)	Share- based Awards (U.S.$)	Option- based (1) Awards (U.S.$)	Non-equity Incentive Plan Compensation ($)		Pension Value (U.S.$)	All Other Compensation (U.S.$)	Total Compensation (U.S.$)
					Annual Incentive Plans	Long- term Incentive Plans
David McNally President & CEO	2017	300,000	0	2,027,215	0	0	0	0	2,327,215
	2016	0	0	0	0	0	0	0	0
	2015	0	0	0	0	0	0	0	0
Stephen Randall Chief Financial Officer	2017	187,038	0	0	0	0	0	0	187,038
	2016	152,716	0	115,920	0	0	0	0	268,636
	2015	150,515	0	79,434	0	0	0	0	229,949
Perry Genova Senior Vice President Research and Development	2017	206,250	0	251,735	0	0	0	0	457,985
	2016	0	0	0	0	0	0	0	0
	2015	0	0	0	0	0	0	0	0
Curtis Jensen Vice President Quality and Regulatory Affairs	2017	150,000	0	245,111	0	0	0	0	395,111
	2016	0	0	0	0	0	0	0	0
	2015	0	0	0	0	0	0	0	0
Chris Seibert Vice President Business Development	2017	150,000	0	0	0	0	0	0	150,000
	2016	111,020	176,289	0	0	0	0	0	287,309
	2015	0	0	0	0	0	0	0	0

Notes:

(1)

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using assumptions based on expected life, risk free rate, expected dividend yield and expected volatility.

Outstanding share-based awards and option-based awards

The following table shows all awards granted to Named Executive Officers and outstanding on December 31, 2017.

	Option-based Awards				Share-based Awards
					Number of	Market or
	Number of			Value of	shares or	payout value	Market or payout
Name	securities			unexercised	units of	of share-	value of vested
	underlying	Option	Option	in-the-	shares that	based awards	share-based
	unexercised	Exercise	Expiration	money	have not	that have not	awards not paid
	options	Price	Date	options	vested	vested	out or distributed
	(#)	CDN($)	(DD-M-YY)	USD($)	(#)	USD($)	USD($)
David McNally	8,325,572	0.57	17-Jan-24	0	0	0	0
Stephen Randall	125,038	0.56	02-Aug-18	0	0	0	0
	69,835	1.94	21-May-19	0	0	0	0
	99,383	1.72	09-Jun-20	0	0	0	0
	39,567	1.02	23-Dec-20	0	0	0	0
	527,667	1.00	24-Aug-21	0	0	0	0
Perry Genova	500,000	0.50	7-Feb-24	0	0	0	0
	1,000,000	0.43	17-Apr-24	0	0	0	0
Curtis Jensen	500,000	0.43	17-Apr-24	0	0	0	0
	568,493	0.48	8-Nov-24	0	0	0	0
Chris Seibert	269,996	1.08	27-Jan-21	0	0	0	0
	351,778	1.00	24-Aug-21	0	0	0	0

The following table shows the value from incentive plans vested or earned by Named Executive Officers under the Corporation’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2017.

Name	Option-based awards – Value vested during the year USD($)	Share-based awards – Value vested during the year USD($)	Non-equity incentive plan compensation – Value earned during the year USD($)
David McNally	0	0	0
Stephen Randall	(288,040)	0	0
Perry Genova	0	0	0
Curtis Jensen	0	0	0
Chris Seibert	(72,701)	0	0

Stock Option Plan and Stock Options

See “Statement of Executive Compensation - Compensation Discussion and Analysis” for information on the Corporation’s stock option plan.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth certain information as of December 31, 2017 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted–average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plan
Equity compensation plan approved by securityholders	17,748,269	$0.71	20,311,899

Termination and Change of Control Benefits

No Named Executive Officer is entitled to any form of compensation as a result of termination or change of control of the Corporation.

Indebtedness of Directors and Executive Officers

No director or executive officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of them is or was indebted to the Company at any time since the beginning of the last completed financial year of the Company.

Compensation of Directors

For the period from January 1, 2017 to June 30, 2017, compensation of directors was as follows: each director of the Corporation received an annual retainer of CDN $15,000 and an additional CDN $1,000 for each board meeting attended. Each non-employee director who also served as chair of a committee of the board received an additional CDN $2,500.

Effective July 1, 2017, these amounts increased as follows: the annual retainer for directors increased to CDN $30,000, meeting fees for Board and Committee Chairs increased to CDN $3,200 and US $2,500 and meeting fees for other directors increased to CDN $1,300 and US $1,000.

The Board of Directors determines the form of payment of the compensation paid to directors. All compensation to directors is paid through the issuance of stock options, or cash, at the discretion of the directors, on an annual basis. Currently all directors compensation is paid through a combination of cash and stock options. The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2017.

Name	Fees Earned CDN($)	Share-based Awards CDN($)	Option-based Awards CDN($)	Non-equity Incentive Plan Compensation CDN($)	Pension Value CDN($)	All Other Compensation CDN($)	Total CDN($)
Martin C. Bernholtz	48,200	0	8,750	0	0	0	56,950
John E. Barker	49,200	0	8,750	0	0	0	57,950
Dr. Bruce Wolff	38,359	0	8,750	0	0	0	47,109
John Schellhorn	28,650	0	0	0	0	0	28,650

Directors’ and Officers’ Insurance

The Corporation maintains insurance for the benefit of the Corporation and its directors and officers as a group, in respect of the performance by them of duties of their office. The amount of insurance purchased for the period commencing January 1, 2017 and ended December 31, 2017, was for an aggregate limit of liability (inclusive of costs of defence) of $7,000,000. There is a deductible amount on a per loss basis of up to $25,000 for a claim against the Corporation. The premium is paid by the Corporation without distinction as to directors as a group or officers as a group. The premium paid for such insurance in 2017 was $16,389.

Outstanding share-based awards and option-based awards

The following table shows all option-based and share-based awards granted to non-employee directors and outstanding on December 31, 2017.

	Option-based Awards				Share-based Awards
						Market or
	Number of				Number of	payout value	Market or payout
Name	securities	Option		Value of	shares or	of share-based	value of vested
	underlying	Exercise	Option	unexercised	units of shares	awards that	share-based awards
	unexercised	Price per	Expiration	in-the-money	that have not	have not	not paid out or
	options	share	Date	options	vested	vested	distributed
	(#)	CDN($)	(DD-M-YY)	USD($)	(#)	($)	($)
Martin C. Bernholtz	77,415	0.56	02-Aug-18	0	0	0	0
	21,649	1.94	21-May-19	0	0	0	0
	31,306	1.72	09-Jun-20	0	0	0	0
	12,463	1.02	23-Dec-20	0	0	0	0
	167,094	1.00	24-Aug-21	0	0	0	0
John E. Barker	72,991	0.56	02-Aug-18	0	0	0	0
	22,813	1.94	21-May-19	0	0	0	0
	31,306	1.72	09-Jun-20	0	0	0	0
	12,463	1.02	23-Dec-20	0	0	0	0
	170,612	1.00	24-Aug-21	0	0	0	0
Bruce G. Wolff	31,658	1.94	21-May-19	0	0	0	0
	24,846	1.72	09-Jun-20	0	0	0	0
	9,891	1.02	23-Dec-20	0	0	0	0
	158,300	1.00	24-Aug-21	0	0	0	0
John Schellhorn	368,059	0.15	7-Sept-24	82,813	0	0	0

Incentive Plan Awards – Value Vested or Earned During Fiscal Year and December 31, 2017

The following table shows the value from incentive plans vested or earned by non-employee directors under the Corporation’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2017.

Name	Option-based awards – Value vested during the year USD($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Schellhorn	82,813	0	0

CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Rule”). The Disclosure Rule establishes disclosure requirements regarding corporate governance practices of a reporting issuer as well as the requirement to file any written code of business conduct and ethics that a reporting issuer has adopted. Set out below is a description of the Corporation’s approach to corporate governance as required by the Disclosure Rule.

Board of Directors

Currently, three of the five members of the Board of Directors are independent directors. An independent director is defined as a director who has no direct or indirect material relationship with the Corporation, being a relationship which could be reasonably expected to interfere with the exercise of a director’s independent judgement. As at December 31, 2017, Messrs. McNally and Randall are considered to be non-independent by virtue of their management position with the Corporation and their employment relationships with the Corporation. The Board believes that their extensive knowledge of the Corporation’s business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board. Messrs. John E. Barker, John Schellhorn and Bruce Wolff are considered to be independent directors. These determinations were made by the Board based upon an examination of the factual circumstances of each director and consideration of any interests, business or relationships, which any director may have with the Corporation.

As part of each regularly scheduled quarterly board meeting, the independent directors have an in camera session, exclusive of non-independent directors and management. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

The Interim Chairman of the Board of Directors, John E. Barker, is an independent director. The Corporation does not have a designated lead director. The Board utilizes its own in-house expertise, and that of its legal counsel, to provide advice and consultation on current and anticipated matters of corporate governance.

Director Meetings

The Board of Directors held 22 meetings during the financial year ended December 31, 2017. The following table summarizes the attendance record for each of the directors at meetings of the Board of Directors, Audit Committee, Compensation Committee and Corporate Governance. The Nominating Committee did not hold any meetings during the year.

Name	Number of Meetings Attended by the Directors
	Board of Directors	Audit Committee	Compensation Committee	Governance Committee
Martin C. Bernholtz(1)	22/22	4/4	5/6	1/1
John E. Barker	22/22	4/4	6/6	1/1
David McNally	22/22	4/4	6/6	1/1
Stephen Randall	22/22	4/4	6/6	1/1
Bruce Wolff	20/22	4/4	6/6	1/1
John Schellhorn	7/22	2/4	N/A	N/A

(1) Martin Bernholtz resigned from his position as director and chairman of the Company effective March 15, 2018.

Other Reporting Issuer Experience

The following directors of the Corporation are directors of the following reporting issuers (other than the Corporation) as of the date of this Circular:

Name	Name of Reporting Issuer	Name of Exchange/Market
John E. Barker	Ecosynthetix Inc.	TSX

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Corporation and operates pursuant to a written mandate, which was updated and approved by the Board on February 10, 2015 and as set out in Schedule “A” to this management information circular.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board of Directors and the chair of each committee. With respect to management’s responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Corporation’s major communications with shareholders and the public including the annual report, if any, (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and the annual information form. The specific corporate objectives which the chief executive officer is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation’s case, typically related to the advancement, growth, management and financing of the Corporation and its research and development project and matters ancillary thereto.

Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for Board members, as it believes that such programs are not appropriate for a development stage company with an experienced Board, the members of which have been selected for their specific expertise.

The Corporation’s directors are highly experienced and knowledgeable, both individually and as a group. The directors have either a medical or business background and have long careers in or related to the medical, health or financial industry and are intimately familiar with the Corporation’s project, through sufficient interactions with management and technology developers.

To ensure that the Board has and maintains the skill and knowledge necessary for them to meet their obligations as directors of the Corporation, each of the directors has observed the performance of the SPORT Surgical System. Summary technology presentations by management relating to various aspects of the Corporation’s project is made at meetings of the Board. The Board believes that discussion among the directors and management at these meetings provides a valuable learning resource for the directors with non-technical expertise in the subject matter presented, and that those directors provide management with valuable insights into broader issues facing the Corporation.

Ethical Business Conduct

The Corporation is committed to maintaining high standards of corporate governance and this philosophy is communicated by the Board to management, and by management to employees, on a regular basis.

In order to ensure that the directors exercise independent judgment in considering transactions and agreements, the Board requires that all directors declare any conflicts of interest with issues or situations as they arise. This would include transactions/agreements in which a director/officer has material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee is a standing committee appointed by the Board and it is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles. The Committee’s responsibilities also include identifying candidates for directorship and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

The Corporate Governance and Nominating Committee is composed entirely of independent directors, being John E. Barker, John Schellhorn and Bruce Wolff.

Audit Committee

The Board of Directors has established an Audit Committee. The Audit Committee met four times during the financial year ended December 31, 2017.

Audit Committee Charter

The text of the Audit Committee Charter is attached as Schedule “A” to the Corporation’s Annual Information Form for the year ended December 31, 2017, a copy of which is available on SEDAR.

Composition of the Audit Committee

As of the date of this information circular, the table below sets out the members of the Audit Committee and states whether they are financially literate and/or independent.

Director	Independent	Financially Literate
John E. Barker	Yes	Yes
John Schellhorn	Yes	Yes
Dr. Bruce Wolff	Yes	Yes

Relevant Education and Experience

Messrs. Barker and Schellhorn are directors on the Corporation’s Audit Committee and have been senior officers and/or directors of publicly traded companies and business executives for a number of years. Although Dr. Wolff does not have experience as a director or officer of any other publicly traded company, he has served as a director of the Corporation since March 11, 2014. Additionally, Dr. Wolff is a former President of the American Society of Colon and Rectal Surgeons, a former Director and President of the American Board of Colon and Rectal Surgery and a former Vice President and Director of the Foundation for Surgical Fellowships. In these positions, each director has been responsible for receiving financial information relating to the entities of which they were directors. They had, or have developed an understanding of financial statements generally and understand how those statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Corporation is engaged and has an appreciation for the relevant accounting principles for the Corporation’s business.

External Auditor Service Fees

The table below sets out all fees billed by the Corporation’s external auditor in respect of the last two financial years. The Audit Committee has adopted procedures for the engagement of non-audit services as described in section 3 of its charter under “Duties and Responsibilities”.

Financial Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2017	$47,695	$22,430	-	$126,941
December 31, 2016	$42,083	$25,774	$1,512	$114,249

Notes:

(1)	“Audit Fees” are fees billed by the Corporation’s external auditor for services provided in auditing the Corporation’s financial statements for the financial year.
(2)

“Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to performing the audit or reviewing the Corporation’s interim financial statements.

(3)	“Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” are fees billed by the auditor for services provided relating to the issuance of prospectus supplements during the year

Compensation and Compensation Committee

Compensation matters are dealt with by the Compensation Committee of the Corporation. The function of the Compensation Committee is to review the compensation terms of each officer of the Corporation annually as well as at any other times as necessary. After considering inputs from senior management, the Compensation Committee makes a recommendation to the Board for approved compensation terms for each officer of the Corporation. Among other things, the Compensation Committee also recommends the structure of the compensation in terms of the amount of cash and/or number of options to be granted. Dr. Bruce Wolff is the chair of Compensation Committee and has served in such capacity since 2016. He has several years of experience in compensation administration, gained through senior leadership roles within the medical community. The other members of the Compensation Committee have several years of relevant experience, having served as senior business executives with other companies and as members of compensation committees of other companies.

All three members of the Compensation Committee, namely, Messrs. Barker, Schellhorn and Wolff, are considered to be independent directors. The Compensation Committee met six times during the financial year ended December 31, 2017.

Other Board Committees

The Board has no standing committee other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution, as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors. A more formal assessment process will be instituted as, if, and when the Board deems necessary.

Director Tenure

It is proposed that each of the persons elected as a director at the Meeting will serve until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes, at this time, that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. This decision is subject to review on an annual basis. The Board does not follow a formal director assessment procedure in evaluating Board members. However, the Board believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee’s Charter encourages diversity in the composition of the Board of Directors and requires periodic review of the composition of the Board of Directors as a whole to recommend, if necessary, measures to be taken so that the Board of Directors reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board of Directors as a whole. Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee’s potential to contribute to diversity within the Board of Directors. Given that diversity is part of determining the overall balance, which includes gender, the Board of Directors has not adopted a gender specific policy target.

The Corporate Governance and Nominating Committee recognizes the value of diversity. Currently, the Board of Directors is comprised of male directors. The Board of Directors does not follow a formal process for proposing female nominees for Board of Director vacancies. Rather the Board of Directors focuses on the qualification and professional or business experience of each individual nominee.

Consistent with the Corporation’s approach to diversity at the Board of Director level, the Corporation’s hiring practices include consideration of diversity across a number of areas, including gender. None of the current executive officer positions of the Corporation are held by women. The Corporation does not have a target number of women executive officers. Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate. However, in its hiring practices, the Corporation considers the level of representation of women in executive officer positions.

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the re-appointment of BDO Canada LLP of Toronto, Ontario, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. BDO Canada LLP were first appointed auditors of the Corporation on December 13, 2010.

CONFIRM AND APPROVE THE CORPORATION’S STOCK OPTION PLAN

Approval of the Stock Option Plan

The Corporation’s stock option plan (the “Stock Option Plan”) was last approved at 2015 annual and special meeting of Shareholders on June 9, 2015.

Shareholders will be asked to vote on a resolution to approve the Stock Option Plan at the Meeting (the “Stock Option Plan Resolution”). A copy of the complete Stock Option Plan is attached as Schedule “B” to this Circular, with blacklines highlighting all of the amendments to the version of the Stock Option Plan that was last approved by Shareholders. The following is a summary of the Stock Option Plan, which is qualified in its entirety by reference to the text of the Stock Option Plan. All capitalized terms used in this section under the heading, “Approval of the Stock Option Plan”, that are not specifically defined herein shall have the meanings ascribed to them in the Stock Option Plan.

Terms of the Plan

Directors, officers and employees of the Corporation, as well as persons or companies engaged by the Corporation to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more (and may include persons or companies such as consulting researchers, doctors and other consultants), are eligible to be granted options under the Stock Option Plan even if they are not full time employees of the Corporation. The purpose of the Stock Option Plan is to advance the interests of the Corporation by closely aligning the participants’ personal interests with those of the Corporation’s shareholders generally.

Options granted under the Stock Option Plan are granted at the discretion of the Board of Directors and are typically granted in such numbers as reflect the level of responsibility and participation of the particular optionee as determined over the course of the year. The terms of the plan provide that the aggregate number of Common Shares issuable thereunder (and under any other employee stock option plans or other share compensation arrangements) cannot, at the time of the option grant, exceed 10% of the total number of Common Shares issued and outstanding. The aggregate number of Common Shares issued to Insiders, within any one year period, and issuable to Insiders, at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Corporation may not exceed 10% of the total number of Common Shares issued and outstanding.

The aggregate number of Common Shares that may be reserved for issuance to any one participant under the plan or under any other plan of the corporation may not exceed 5% of the total number of Common Shares issued and outstanding (calculated on a non-diluted basis) in any 12-month period.

The price at which Common Shares may be issued upon exercise of options granted under the plan cannot be lower than the volume weighted average trading price of the Common Shares on the TSX over the period of five days immediately preceding the date of the grant. Options issued under the plan may be exercised during a period determined by the Board, which shall not exceed ten years. In addition, notwithstanding the expiration date applicable to any option, if an option would otherwise expire during or immediately after a Blackout Period (as defined in the plan), then the expiration date of such option shall be the 10th business day following the expiration of the Blackout Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such option is granted to the optionee. Options granted under the plan are subject to immediate termination upon the dismissal of an employee with cause. If an optionee ceases to hold any position as an optionee, by reason of retirement, resignation, or termination other than for cause, the vested options terminate the earlier of the normal expiry date of the option or 90 days from cessation or such longer period following cessation as the Board of Directors shall determine, provided that in no case may an Option expire any later than the normal expiry date. Under the plan, in the event of death or disability of the optionee, his or her options may be exercised during the period of one year following the date to the extent the options were exercisable on the date of such event. The options vest over a period determined by the Board of Directors. The options are non-transferable and non-assignable unless permitted by the Board or unless such transfers are to Eligible Assignees (as defined in the plan). There is no agreement under which financial assistance will be provided by the Corporation to facilitate the purchase of shares under the plan.

The Board has the discretion to make amendments to the Stock Option Plan and any options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

(a)	Minor changes of a “housekeeping nature”;

(b)

Amending the options under the plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed ten years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an Insider), and method of determining the subscription price, assignability and effect of termination of an optionee’s employment or cessation of the optionee’s directorship;

(c)	Changing the class of optionees eligible to participate under the plan;

(d)

accelerating vesting or extending the expiration date of any Option (provided that such option is not held by an Insider), and where such option is held by an Insider in such case, shareholder approval shall be obtained in connection with the extension;

(e)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to optionees to facilitate the purchase of common shares under the plan; and

(f)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the plan; (ii) any increase in the maximum number of Common Shares issuable under the plan; and (iii) any reduction in the exercise price or extension of the option period benefiting an Insider; and (iv) any amendment to remove or to exceed the Insider Participation Limit (as defined in the plan), in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

The Stock Option Plan permits the Board of Directors to suspend or terminate the plan, as well as to amend or revise the terms of the plan, subject to any applicable regulatory approval, provided that no such amendment or revisions shall alter the terms of any options theretofore granted under the plan.

Outstanding Stock Options Available for Issuance

The following table summarizes, as of May 11, 2018, the number of stock options that have been exercised under the Stock Option Plan since its inception, the number of stock options outstanding as of May 11, 2018, and the number of stock options remaining available for grant as of May 11, 2018.

Stock Options	Number	Percentage of Currently Outstanding Common Shares
Stock options exercised, expired or cancelled since inception	6,526,217	2%
Stock options outstanding	25,917,130	6%
Stock options available for grant	16,071,701	4%

The following table summarizes the burn rate (being the number of options granted under the Stock Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year) in respect of the Stock Option Plan for the past three years:

Fiscal Year	Burn Rate
2017	5%
2016	3%
2015	1%

Resolution for Approval of the Plan

The Board recommends that the shareholders vote FOR the following resolution ratifying, confirming and approving the Stock Option Plan.

“RESOLVED THAT:

1.

the stock option plan of the Corporation (the “Stock Option Plan”), as amended, be and the same is hereby ratified, confirmed and approved, subject to such changes as may be required to be made in order to comply with the requirements of the TSX;

2.	all options outstanding under the Stock Option Plan or any previous form of stock option plan shall remain valid and outstanding and be governed by the terms of the Stock Option Plan;

3.	all unallocated options under the Stock Option Plan are approved for allocation and granting in accordance with the plan;

4.

notwithstanding the approval of the shareholders of the Corporation as herein provided the Board of Directors of the Corporation, may, in its sole discretion, at any time suspend or terminate the Stock Option Plan or revoke this resolution before it is acted upon, without further approval of the shareholders of the Corporation; and

5.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the ratification, confirmation and approval of the Plan.

SHARE CONSOLIDATION

Background

At the Corporation’s June 15, 2017 annual and special meeting, Shareholders approved a special resolution authorizing an amendment to the Corporation’s articles to consolidate the issued and outstanding common shares (the “2017 Share Consolidation Resolution”). The 2017 Share Consolidation Resolution was put to Shareholders because the Board of Directors believed that, in anticipation of a listing to a recognized United States based stock exchange (a “US Exchange”), it was in the best interests of the Corporation to consolidate the issued and outstanding Common Shares of the Corporation based on a ratio of one post-consolidation common share for each 5 to 30 outstanding pre-consolidation Common Shares (the “Share Consolidation”), with the precise ratio to be determined by the Board of Directors in its sole discretion.

The 2017 Share Consolidation Resolution gave the Board of Directors discretion to determine when the Share Consolidation would be implemented, if at all. The 2017 Share Consolidation Resolution further provided that if the Board of Directors did not implement the Share Consolidation prior to the 2018 annual meeting of shareholders (the “Lapse Date”), the authority granted by the 2017 Share Consolidation Resolution would lapse and be of no further force or effect.

The Corporation continues to explore its eligibility for the listing of its Common Shares on a US Exchange (the “US Listing”). The Corporation expects to proceed with a Share Consolidation only if and when the Corporation receives conditional approval for a US Listing (“US Listing Approval”) and it is satisfied that it is able to and desires to satisfy any conditions to such approval. To date, the Corporation has not received approval for a US Listing. If the Lapse Date occurs prior to a Share Consolidation being implemented, the Corporation seeks authorization from Shareholders to effect the Share Consolidation and proceed with the US Listing after the Lapse Date where US Listing Approval is granted. The Board of Directors has authorized a Share Consolidation on a 30:1 ratio provided that such authorization is conditional upon receipt of US Listing Approval. Implicit in the board’s approval is the Corporation’s ability, and willingness, to satisfy any conditions to the US Listing Approval.

Accordingly, the Board of Directors has determined that it is in the best interests of the Corporation to again seek Shareholder approval for a special resolution authorizing a Share Consolidation on the same terms as a consolidation of common shares was approved by virtue of the 2017 Share Consolidation Resolution (the “2018 Share Consolidation Resolution”).

The Share Consolidation

If the proposed Share Consolidation is implemented, the number of Common Shares issued and outstanding will be reduced from approximately 419,888,311 Common Shares (as of May 10, 2018) to between approximately 13,996,277 (in the event of a 30 to 1 consolidation) and 83,997,662 (in the event of a 5 to 1 consolidation) Common Shares, depending on the ratio selected by the Corporation’s Board of Directors.

The effect of the proposed Share Consolidation on the Corporation’s outstanding securities exchangeable or exercisable for Common Shares is set out in the table below.

Type of Security	Pre-Share Consolidation (#)	Post-Share Consolidation
		Based on 5:1 Share Consolidation (#)	Based on 30:1 Share Consolidation (#)
Warrants
Warrants issued November 16, 2015 and expiring November 16, 2020	7,012,195	1,402,439	233,740

Type of Security	Pre-Share Consolidation (#)	Post-Share Consolidation
		Based on 5:1 Share Consolidation (#)	Based on 30:1 Share Consolidation (#)
Warrants issued February 12, 2016 and February 23, 2016 and expiring February 12, 2021	13,347,607	2,669,521	444,920
Warrants issued March 31, 2016 and April 14, 2016 and expiring March 31, 2021	17,313,181	3,462,636	577,106
Warrants issued September 20, 2016 and October 27, 2016 and expiring September 20, 2021	19,113,333	3,822,667	637,111
Warrants issued March 16, 2017 and expiring March 16, 2019	4,074,708	814,942	135,824
Warrants issued March 16, 2017 and expiring March 16, 2021	10,657,600	2,131,520	355,253
Warrants issued June 29, 2017 and July 21, 2017 expiring June 29, 2022	13,391,305	2,678,261	446,377
Warrants issued August 24, 2017 and expiring August 24, 2022	16,892,000	3,378,400	563,067
Warrants issued December 5, 2017 and expiring December 5, 2022	46,000,000	9,200,000	1,533,333
Warrants issued April 10, 2018 and May 10, 2018, and expiring April 10, 2023	38,866,627	7,773,325	1,295,554
Stock Options	25,917,130	5,183,426	863,904
Broker Compensation Warrants	8,765,978	1,753,196	292,199

No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional common share, upon such Share Consolidation, the number of Common Shares to be received by such Shareholder will be rounded up or down to the nearest whole number. No consideration will be paid or issued in respect of fractional common shares that are cancelled as a result of the Share Consolidation.

Upon the Share Consolidation becoming effective, the number of Common Shares issuable upon the due exercise of outstanding Warrants of the Corporation and the exercise price in respect thereof shall be adjusted in accordance with the terms of such Warrants set forth in the certificate and any warrant indenture governing the Warrants. No further action by the holders of Warrants shall be required in order to give effect to these adjustments.

The Share Consolidation is subject to regulatory approval, including approval of the TSX, at the time of the proposed consolidation. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Corporation must meet, post-consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual. Specifically, the Corporation’s securities may be delisted if (a) the market value of listed issued securities is less than $3,000,000 over any period of 30 consecutive trading days; or (b) the market value of the Corporation’s freely-tradable, publicly held securities is less than $2,000,000 over any period of 30 consecutive trading days; or (c) the number of freely-tradable, publicly held securities is less than 500,000; or (d) the number of public security holders, each holding a board lot or more, is less than 150.

If the 2018 Share Consolidation Resolution is approved and if the Share Consolidation has not already been implemented pursuant to the 2017 Share Consolidation Resolution, the Board of Directors will determine when and if the articles of amendment giving effect to the Share Consolidation would be filed, and shall determine the share consolidation ratio. Other than the completion and return of a letter of transmittal and any other requirements pursuant to the rules of the Toronto Stock Exchange and the rules of any US Exchange upon which the Common Shares may be listed, no further action on the part of shareholders is expected to be required in order for the Board of Directors to implement the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by Shareholders, the Board of Directors, in its sole discretion, may delay implementation of the Share Consolidation or revoke the 2018 Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to Shareholders.

If the Board of Directors does not implement the Share Consolidation prior to the next annual meeting of shareholders, the authority granted by the special resolution to implement the Share Consolidation on these terms will lapse and be of no further force or effect.

Reasons for the Share Consolidation

The Board of Directors believes that it is in the best interests of the Corporation and the Corporation’s shareholders to reduce the number of outstanding Common Shares by way of the Share Consolidation, because it may be required as a condition to listing the Corporation’s securities on a US Exchange and also position the Common Shares in the best possible manner to attract investor interest from the United States, Canada and other jurisdictions.

Listing on US Exchange

The Corporation is in the process of applying to list the Common Shares on a US Exchange, and may be required to effect a consolidation of the Common Shares to achieve the minimum share trading price required to satisfy the listing requirements of a foreign exchange. The trading price of the Common Shares on the TSX is currently below the minimum price required by the US Exchange and the proposed Share Consolidation, if implemented, may allow the Corporation to achieve such minimum listing price. There is no assurance that a US Listing will be achieved.

The Board of Directors of the Corporation believes that shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) provides the Board of Directors with flexibility to achieve the desired results of the Share Consolidation, being an increase in the trading price of the Common Shares so as to meet the minimum listing price of certain foreign stock exchanges.

There can be no assurances whatsoever that any increase in the market price per common share will result from the proposed Share Consolidation and there is no assurance whatsoever that the Corporation will submit an application for listing on any foreign stock exchange, or if an application is made, that the Corporation will be successful in achieving such a listing if the proposed Share Consolidation is implemented.

Share Certificates

If the proposed Share Consolidation is approved by the shareholders and all regulatory requirements are complied with, including the Corporation obtaining approval of the TSX, and implemented by the Board of Directors no later than one year from the date of approval of the Share Consolidation by the shareholders, following the announcement by the Corporation of the effective date of the Share Consolidation, registered Shareholders will be sent a transmittal letter by the Corporation’s transfer agent, Computershare Trust Company of Canada, containing instructions on how to exchange their share certificates representing pre-consolidation Common Shares for new share certificates representing post-consolidation Common Shares. Non-registered shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

RISK FACTORS ASSOCIATED WITH THE SHARE CONSOLIDATION

Decline in Market Capitalization

There are numerous factors and contingencies that could affect the prices of pre-consolidation Common Shares and the post-consolidation Common Shares, including the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the post-consolidation Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the post-consolidation Common Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the Common Shares

If the Share Consolidation is implemented and the market price of the post-consolidation Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the post-consolidation Common Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the post-consolidation Common Shares could be adversely affected by the reduced number of consolidated Common Shares that would be outstanding after the Share Consolidation.

No Fractional Shares to be Issued

No fractional consolidated Common Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional consolidated share upon the Share Consolidation, such fraction will be rounded up or down to the nearest whole number.

Effects of the Share Consolidation on the Common Shares

The Consolidation Ratio will be the same for all Common Shares. Except for any variances attributable to the rounding up and down of fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of consolidated Common Shares.

The Share Consolidation will not materially affect any shareholder’s proportionate voting rights. Each consolidated common share outstanding after the Share Consolidation will have the same rights and privileges as the existing Common Shares.

The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Corporation or any components of Shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding Common Shares to reflect the Share Consolidation.

Procedure for Implementing the Share Consolidation

If the 2018 Share Consolidation Resolution is approved by the shareholders and the Board of Directors decides to implement the Share Consolidation, the Corporation will file articles of amendment with the Director under the Business Corporations Act (Ontario) (“OBCA”) in the form prescribed by the OBCA to amend the Corporation’s articles. The Share Consolidation will become effective as specified in the articles of amendment and the certificate of amendment issued by the Director under the OBCA.

No Dissent Rights

Under the OBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

2018 Share Consolidation Resolution

Shareholders will be asked to consider and, if thought advisable, to authorize and approve the 2018 Share Consolidation Resolution. Pursuant to the provisions of the OBCA, in order to be effective, the 2018 Share Consolidation Resolution must be approved by 66 2/3% of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.

The following is the text of the 2018 Share Consolidation Resolution which will be put forward for approval by the Shareholders at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Pursuant to section 168(1)(h) of the Business Corporations Act (Ontario) (the “OBCA”), the Articles of Titan Medical Inc. (the “Corporation”) be amended to consolidate all of the issued and outstanding common shares of the Corporation (the “Common Shares”) on the basis of a ratio of one (1) post-consolidation Common Share for a number of outstanding pre-consolidation Common Shares between 5 and 30, with such ratio to be determined by the Board of Directors in its sole discretion. Any resulting fractional Common Shares shall be either rounded up or down to the nearest whole Common Share;

2.

The Board of Directors of the Corporation be and it is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board of Directors’ sole discretion to be in the best interest of the Corporation; and

3.

Any director or officer of the Corporation be and is hereby authorized to do all such further acts and things and execute all such documents and instruments as may be necessary or desirable to give effect to the matters contemplated by this special resolution, including but not limited to, the filing of articles of amendment under the OBCA.”

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote at the Meeting IN FAVOUR of the 2018 Share Consolidation Resolution.

Recommendation of the Board

The Board of Directors believes that the proposed Share Consolidation of the Common Shares is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote IN FAVOUR of the 2018 Share Consolidation Resolution.

OTHER ITEMS OF BUSINESS

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, no director or executive officer of the Company, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Financial information for the Corporation is provided in the Corporation’s comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year. This information and additional information relating to the Corporation can be found on the SEDAR website at www.sedar.com and on the Corporation’s website at www.titanmedicalinc.com. Copies of the above and other disclosure documents of the Corporation may also be obtained from the Secretary of the Corporation upon request.

DIRECTORS’ APPROVAL

The contents and the distribution of this Circular have been approved by the Board of Directors.

DATED the 11th day of May, 2018.

(signed) David J. McNally

President and Chief Executive Officer
Titan Medical Inc.

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

Introduction

The board of directors (the “Board”) of Titan Medical Inc. (the “Company”) is elected by the shareholders of the Company and is responsible for the stewardship of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Chair of the Board of Directors

The Chair of the Board (the “Chair”) will be appointed by the Board, after considering the recommendation of the Company’s Corporate Governance and Nomination Committee, for such term as the Board may determine.

Independence

The Board will be comprised of a majority of independent directors, as established by applicable laws and the rules of any stock exchanges upon which the Company’s securities are listed, including section 3.1 of National Policy 58-201 – Corporate Governance Guidelines.

Where the Chair is not independent, the independent directors may select one of their number to be appointed lead director of the Board for such term as the independent directors may determine. The Chair or lead director, if appointed, will chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated.

Role and Responsibilities of the Board

The role of the Board is to act honestly and in good faith and act in the best interest of the Company, and each member of the Board must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company.

The responsibilities of the Board include:

•	adopting a strategic planning process;

•	risk identification and ensuring that procedures are in place for the management of those risks;

•	the Company’s internal control and management information systems;

•	review and approve annual operating plans and budgets;

•	corporate social responsibility, ethics and integrity;

•	review the integrity of the Chief Executive Officer (CEO) and the other executive officers and ensure that the CEO and other executive officers create a culture of integrity;

•	succession planning, including the appointment, training and supervision of management;

•	delegations and general approval guidelines for management;

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•	monitoring financial reporting and management;

•	monitoring internal control and management information systems;

•	corporate disclosure and communications including the adoption of a Corporate Disclosure Policy, which shall serve as the communication policy for the Company;

•	adopting measures for receiving feedback from stakeholders;

•

adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity;

•	developing the Company’s approach to governance; and

•	such other items as required by law including the Business Corporations Act (Ontario).

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of the Company’s affairs and in light of opportunities or risks which the Company faces. After each meeting of the Board, the directors will meet without management being present. In addition, separate meetings of the independent directors of the Board may be held at which members of management and the non-independent directors are not present.

The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for the Company’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

The Board, in conjunction with management, will identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the CEO or any person acting in such capacity, and the other senior officers of the Company, and will also approve the compensation of the CEO or any person acting in such capacity, and the other senior officers of the Company.

In furtherance of the succession plan, the Board shall monitor senior management and oversee their training.

Delegations and Approval Authorities

The Board will delegate to the CEO, or any person acting in such capacity, senior management authority over the day-to-day management of the business and affairs of the Company.

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Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company’s securities are listed and the Corporate Disclosure Policy. In addition, the Board will adopt procedures that seek to ensure the security holders have a direct contact to a designated individual in order to provide them with corporate information.

Corporate Policies

The Board will adopt and monitor compliance of the policies and procedures, which are designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity. Principal policies consist of:

•	Code of Conduct;

•	Insider Trading Policy;

•	Whistleblower Policy

Review of Mandate

The Corporate Governance and Nominating Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration. The Board may, from time to time, amend this Mandate.

The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. The terms of this Mandate are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Effective: February 10, 2015

SCHEDULE “B”

STOCK OPTION PLAN

[See Attached]

TITAN MEDICAL INC.

STOCK OPTION PLAN

(Amended and Restated effective as of ~~June 9, 2015~~March 14, 2018)

1.	The Plan and Definitions

A stock option plan (this “Plan”), pursuant to which options to purchase common shares in the capital of Titan Medical Inc. (the “Corporation”) may be granted to the directors, officers and employees of the Corporation and to Service Providers retained by the Corporation, is hereby established on the terms and conditions set forth herein.

The trading price of the Common Shares may vary from time to time and the advantage conferred by the granting of an Option may not be guaranteed. Accordingly, each person who has been granted an Option must decide, in accordance with his own estimate and financial situation, if it is appropriate to exercise any Option granted under this Plan. The decision to exercise or to not exercise an Option shall not affect in any way the status of the option holder within the Corporation or its subsidiaries.

The following capitalized terms used herein shall have the meanings ascribed thereto as follows:

(i)	“Black Out Period” means the period during which the Corporation has imposed trading restrictions on its insiders and certain other persons pursuant to its insider trading and disclosure policies;

(ii)	“Board” means the Board of Directors of the Corporation;

(iii)	“control” and “controlled” shall have the meanings ascribed thereto in the Securities Act (Ontario);

(iv)	“Common Shares” means the common shares in the capital of the Corporation;

(v)	“Disability” means any disability with respect to a Participant which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Participant from:

(a)

being employed or engaged by the Corporation, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or its subsidiaries; or

(b)	acting as a director or officer of the Corporation or its subsidiaries;

(vi)	“Eligible Assignee” means, in respect of a Participant, that person’s spouse, minor children or minor grandchildren, Eligible Retirement Plan, Eligible Corporation or Eligible Family Trust;

(vii)	“Eligible Corporation” means, in respect of a Participant, a corporation controlled by that person and all the shares of which are held by that person and/or Eligible Assignees of that person;

(viii)	“Eligible Family Trust” means, in respect of a Participant, a trust of which the Eligible Person is a trustee and of which all beneficiaries are that person and/or Eligible Assignees;

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(ix)

“Eligible Retirement Plan” means, in respect of a Participant in Canada, a registered retirement savings plan or registered retirement income fund established by that person or under which the beneficiary or annuitant is that person, and in respect of a Participant in the United States, a 401(k) plan or individual retirement account established by that person or under which the beneficiary or annuitant is that person;

(x)	“Exchange” means the Toronto Stock Exchange and/or such other stock exchange upon which the Common Shares may become listed;

(xi)	“Insider” means a “reporting insider” (as such term is defined in National Instrument 55-104 –

Insider Reporting Requirements and Exemptions) and “associates” and “affiliates” thereof (as such terms are defined in the rules of the Exchange or where they are not so defined, as such terms are defined in the Securities Act (Ontario));

(xii)	“Insider Participation Limit” means the number of Common Shares:

(a)	issued to Insiders, within any one year period, and

(b)	issuable to Insiders, at any time,

under this Plan, and when combined with all of the Corporation’s other security based compensation arrangements (if any), do not exceed 10% of the Corporation’s total issued and outstanding Common Shares.

(xiii)	“Option Period” shall mean the period during which an Option may be exercised;

(xiv)	“Options” shall mean options to purchase Common Shares granted under this Plan;

(xv)	“Participant” shall have the meaning ascribed to in Section 1(a)6(a);

(xvi)	“Service Providers” persons or companies engaged by the Corporation to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more; and

(xvii)	"VWAP" means the volume weighted average trading price of the Common Shares on the Exchange, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

2.	Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and Service Providers retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.	Administration

(a)	This Plan shall be administered by the Board.

(b)

Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries and permitted assignees hereunder.

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(c)	The Board’s authority to make amendments to this Plan without shareholder approval shall be in accordance with paragraph 18 below.

(d)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the Chief Executive Officer or any other officer of the Corporation. Whenever used herein, the term “Board” shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(e)

Options shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

(f)

The Board shall not grant Options to residents of the United States unless such Options are registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.	Shares Subject to Plan

(a)

Subject to Section 15 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Common Shares. Whenever used herein, the term “Common Shares” shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b)

The aggregate number of Common Shares reserved for issuance under this Plan, or any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent (10%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such limit.

(c)

If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Common Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Common Shares it is authorized to issue shall be sufficient to satisfy the Corporation’s obligations under all outstanding Options granted pursuant to this Plan.

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6.	Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan and to receive Options under this Plan:

(i)	directors of the Corporation;

(ii)	officers of the Corporation;

(iii)	employees of the Corporation; and

(iv)	Service Providers;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)

The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

7.	Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Common Shares may be acquired upon the exercise of such Option provided that such exercise price may not be lower than the VWAP of the Common Shares on the Exchange over the period of five days immediately preceding the date of the grant. In addition, the exercise price of an Option must be paid in cash. Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an Insider.

8.	Number of Optioned Shares

The number of Common Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) in any 12-month period.

This Plan limits the number of Options which may be granted to Insiders to the Insider Participation Limit except in circumstances where the Corporation has obtained disinterested shareholder approval for grants of Options to Participants who are Insiders where any such grant or grants would result in the Insider Participation Limited being exceeded.

9.	Term

The Option Period shall be determined by the Board at the time that the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole and unfettered discretion at the time that such Option is granted and Sections 11, 12 and 16 below, provided that:

(a)

no Option shall be exercisable for a period exceeding ten (10) years from the date that the Option is granted unless the Corporation receives the required approval of the stock exchange or exchanges on which the Common Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed;

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(b)

no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

(d)

notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during a Black Out Period or during the period of ten business days immediately following the last day of a Black Out Period, the expiration date of such Option shall be the tenth business day following the expiration of the Black Out Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such Option is granted to the Participant.

10.	Method of Exercise of Option

(a)

Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or Service Provider of the Corporation or an Eligible Assignee.

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)	Any Participant (or his legal, personal representative) or Eligible Assignee wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Toronto, Ontario:

(i)

a written notice expressing the intention of such Participant (or his legal, personal representative) or Eligible Assignee to exercise the Option and specifying the number of Common Shares in respect of which the Option is exercised; and

(ii)	a cash payment, certified cheque or bank draft, representing the full purchase price of the Common Shares in respect of which the Option is exercised.

(d)

Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Common Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Common Shares in respect of which the Option has been duly exercised.

(e)

No Option holder who is resident in the United States may exercise Options unless the Common Shares to be issued upon exercise are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

(f)

The Corporation shall be entitled to take all steps necessary to ensure that sufficient funds are provided to the Corporation by the Participant or Eligible Assignee to enable the Corporation to satisfy all withholding tax and other source deduction requirements in respect of the exercise of an Option by the Participant or Eligible Assignee that are imposed by any applicable law, including:

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(i)	deducting and withholding any amount from any payments made to the Participant or Eligible Assignee, whether hereunder or otherwise;

(ii)	requiring from the Participant or Eligible Assignee a cash payment, certified cheque or bank draft in the amount specified by the Corporation; and

(iii)

requiring that the Participant or Eligible Assignee enter into a same-day sale in respect of some or all of the Common Shares received on the exercise of an Option, with a portion of the sale proceeds being remitted directly to the Corporation.

11.	Ceasing to be a Director, Officer, Employee or Service Provider

Unless the Board otherwise determines:

(a)

if a Participant is dismissed for cause as a director, officer or employee of, or Service Provider to, the Corporation or one of its subsidiaries, all unexercised Option rights of that Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan; and

(b)

if any Participant shall cease to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be) as a result of (i) retirement at the normal retirement age prescribed by the Corporation, if any; (ii) resignation; or (iii) termination other than for cause; such Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) shall have the right for a period to be determined by the Board not exceeding 90 days, or such longer period determined by the Board at its discretion in respect of a specific Option on a date after such Option is granted notwithstanding an earlier determination by the Board, from the date of the Participant ceasing to be a director, officer, employee or Service Provider to exercise his Options under this Plan with respect to all Common Shares issuable thereunder to the extent that the Options were exercisable on the date of such Participant ceasing to hold any such position with the Corporation, or until the normal expiry date of the Option, whichever is earlier. Upon the expiration of such period, all unexercised Option rights of that Participant and any Eligible Assignee thereof under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan.

For greater certainty, the termination of any Options held by the Participant or his Eligible Assignee, and the period during which the Participant or his Eligible Assignee may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or Service Provider of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or Service Provider of the Corporation, as the case may be.

12.	Death or Disability of a Participant

In the event of the death of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death of such Participant, whichever is earlier, and then only:

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(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law; and

(b)	to the extent that he was entitled to exercise the Option as at the date of his death.

Notwithstanding Section 11, in the event of the Disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the determination by the Board of the Disability, whichever is earlier.

13.	Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such Option until such Common Shares have been paid for in full and issued to such person.

14.	Proceeds from Exercise of Options

The proceeds from any issuance of Common Shares upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15.	Adjustments

(a)

The number of Common Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Common Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Common Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Common Share that may be acquired upon the exercise of the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)

Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Common Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

16.	Change of Control

Notwithstanding any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant or his Eligible Assignee shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, “change of control of the Corporation” means and shall be deemed to have occurred upon:

(a)

the acceptance by the holders of Common Shares of the Corporation, representing in the aggregate, more than 50 percent (50%) of all issued Common Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Common Shares of the Corporation; or

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(b)

the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares of the Corporation, which together with such person’s then owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than fifty percent (50%) of the combined voting rights of the Corporation’s then outstanding Common Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)

the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)

individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

17.	Transferability

(a)

Subject to sub-section 17(b), all Options and all benefits, interests and rights accruing to any Participant (or such Participant’s Eligible Assignee) in accordance with the terms and conditions of this Plan may only be exercised by the Participant (or such Participant’s Eligible Assignee) during the lifetime of a Participant and shall be non-transferrable and non-assignable and may not be made subject to execution, attachment or similar process, save and except with the prior written permission of the Board, or in the event of the death of a Participant, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable laws of descent and distribution.

(b)

Notwithstanding section 17(a) but subject to obtaining any necessary approvals in advance from the Corporation and from each Exchange on which the Common Shares are listed and which reserves the right to approve such assignments, a Participant may assign Options granted to him under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such Options to the original Participant or to other Eligible Assignees of the original Participant. Notwithstanding any such assignment, (i) all Options granted under the Plan shall be deemed to be the Option of the original Participant for the purposes of applying the rules and policies of the Exchange on which the Common Shares are listed and (ii) the Corporation shall continue to treat the original Participant as the holder of the assigned Options unless and until such time as the Corporation is provided with notice in writing from the original Participant or its legal representative and the Eligible Assignee, together with such other documentation as the Corporation may require, confirming that the assignee is an Eligible Assignee.

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18.	Amendment and Termination of Plan

The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary shareholder, Exchange and regulatory approvals, and any such amendment or revision shall apply to any Options theretofore granted under this Plan.

The Board has the discretion to make amendments to this Plan which it may deem necessary, without having to obtain shareholder approval including, without limitation:

(a)	minor changes of a “housekeeping nature”;

(b)

amending Options under this Plan, including with respect to the Option Period (provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

(c)	changing the class of Participants eligible to participate under this Plan;

(d)	accelerating the vesting of any Option;

(e)

extending the expiration date of any Option provided that the period during which an option is exercisable does not exceed 10 years from the date the Option is granted and provided that such Option is not held by an Insider, and where such Option is held by an Insider in such case, shareholder approval shall be obtained in connection with the extension;

(f)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to Participants to facilitate the purchase of Common Shares under this Plan; and

(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from this Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of this Plan; (ii) any increase in the maximum number of Common Shares issuable under this Plan; (iii) any reduction in the exercise price or extension of the Option Period benefiting an insider of the Corporation; and (iv) any amendment to remove or to exceed the Insider Participation Limit, in addition to such other matters that may require shareholder approval under the rules and policies of the Exchange.

19.	Necessary Approvals

The obligation of the Corporation to issue and deliver Common Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Common Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Common Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant (or his Eligible Assignee) as soon as practicable.

20.	Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the Exchange.

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21.	Market Fluctuations

No amount will be paid to, or in respect of, a Participant (or any Eligible Assignee) under the Plan to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or any Eligible Assignee) for such purpose.

The Corporation makes no representations or warranties to Participants (or any Eligible Assignee) with respect to the Plan or the Options whatsoever. Participants (and any Eligible Assignees) are expressly advised that the value of any Options in the Plan will fluctuate as the trading price of Common Shares fluctuates.

In seeking the benefits of participation in the Plan, a Participant (and each Eligible Assignee) agrees to exclusively accept all risks associated with a decline in the market price of Common Shares whether before or after the exercise of Options and all other risks associated with participation in the Plan.

22.	Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Common Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

23.	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Toronto, Ontario (Attention: Chief Financial Officer); or if to a Participant (or to an Eligible Assignee), to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

24.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

25.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Ontario.

This Plan is subject to the approval of the stock exchange or exchanges on which the Common Shares are listed and, if applicable, of the shareholders of the Corporation.

26.	Effective Date of Plan

This amended and restated Plan ~~has been~~was adopted by the Board on September 22, ~~2014 and~~2014, it became effective on the date of its initial approval by shareholders of the Corporation on June 9, ~~2015.~~2015, and it was further amended and restated effective with further approval by the Board on March 14, 2018.

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TOR01: 4005480: v~~10~~12

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Document comparison by Workshare Compare on May 11, 2018 4:56:56 PM

Input:
Document 1 ID	PowerDocs://TOR01/4005480/10
Description	TOR01-#4005480-v10-Titan_Medical_-_Stock_Option_Pla n
Document 2 ID	PowerDocs://TOR01/4005480/12
Description	TOR01-#4005480-v12-Titan_Medical_-_Stock_Option_Pla n
Rendering set	Standard

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